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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2003

                           -------------------------

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

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                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

                           -------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   x    Form 40-F
                                -------          -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes        No   x
                              ------     ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ------------

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                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                  December 2003

                                TABLE OF CONTENTS
                                -----------------
Description                                                               Page

Statement of Beneficial Ownership                                          3

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                           BENEFICIAL OWNERSHIP TABLE

Major Shareholders

     The following table describes the beneficial ownership of our common shares as of October 31, 2003, based on an aggregate of 13,289,525 (1) common shares outstanding as of such date, by each person who is the beneficial owner of 5% or more of our capital stock.

                                                          Number of Common Shares           Percentage
Holders                                                      Beneficially Owned         Beneficially Owned
                                                         -------------------------   ------------------------

Merrill Lynch Global Emerging Markets Partners, L.P. (2)          7,141,624                     53.7%
NJI No. 2 Investment Fund (3)                                     1,955,741                     14.7%
Special Situations Fund III, L.P. (4)                             1,260,600                      9.5%
Special Situations Cayman Fund, L.P. (4)                            408,900                      3.1%
Funds managed by Wasatch Advisors, Inc.  (5)                      1,113,125                      8.4%

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(1)  In accordance with the terms of the subordinated exchangeable note (the
     "Note") issued to MLGEMP in the third quarter of 2003, the Exchange Price at which the Note is exchangeable into shares of common stock has been lowered to $1.29 per share, from an Exchange Price of $1.47 at issuance. The Company's third quarter EBITDA of $2.3 million was lower than the third quarter Exchangeable Note EBITDA target of $3.89 million. If the note is fully exchanged for shares at this price, the total outstanding shares of stock of the Company will be 16,390,300. In the event the Company reports a fourth quarter EBITDA figure of less than $3.92 million, the Exchange Price will be lowered to $1.15. If the note is fully exchanged for shares at this price, the total outstanding shares of stock of the Company will be 16,767,786.

(2) Merrill Lynch Global Emerging Markets Partners, L.P. ("MLGEMP") is a private investment fund and owns the Company directly through the Company's Common Shares. MLGEMP also holds the Note discussed above which, if exchanged, could materially increase the number of shares beneficially owned by it.

(3) NJI No. 2 Investment Fund is a private investment fund and owns the Company directly through the Company's Common Shares.

(4) Austin W. Marxe and David M. Greenhouse file with the SEC as beneficial owners of the shares held by Special Situations Fund III, L.P. and Special Situations Cayman Fund, L.P. Both funds together own 12.6% of the Company, but neither fund individually owns more than 10% of the Company's outstanding common stock. Based on US SEC Form 13G filed on October 8, 2003.

(5) Wasatch Advisors, Inc. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 who owns shares through the Company's ADS. Based on US SEC Form 13G filed on October 9, 2003.

     Except as provided for in the Shareholders Agreement, the Company's major shareholders do not have different voting rights than the Company's other shareholders. See "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions" in the Company's 2003 Form 20-F for a discussion of the terms of the Shareholders Agreement.

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                                    SIGNATURE
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     Pursuant to the requirements of the Securities Exchange Act of 1934, each
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: December 12, 2003

                                          PSi TECHNOLOGIES HOLDINGS, INC.


                                      By: /s/ Arthur J. Young, Jr.
                                          -------------------------------------
                                          Arthur J. Young, Jr.
                                          President and Chief Executive Officer